Security Advantage VUL

National Security Life and Annuity Company

National Security Variable Account L

Supplement dated December 21, 2023, to the

Prospectus dated May 1, 2019, and

Update Notice dated May 1, 2023

The following supplements the prospectus dated May 1, 2019, as previously supplemented, and update notice dated May 1, 2023, as previously supplemented. Please read this supplement in conjunction with your prospectus and update notice and retain it for future reference.

Effective on December 4, 2023, Ohio National Fund, Inc. (the “Fund”) changed its and its portfolios’ (the “Portfolios”) names. Accordingly, all references to the Fund and to the Portfolios throughout your prospectus and update notice are updated to reflect the new names indicated below:

Fund Old Name:	Fund New Name:
Ohio National Fund, Inc.	AuguStarSM Variable Insurance Products Fund, Inc.

Portfolio Old Name:	Portfolio New Name:
ON Bond Portfolio	AVIP Bond Portfolio
ON BlackRock Balanced Allocation Portfolio	AVIP BlackRock Balanced Allocation Portfolio
ON BlackRock Advantage International Equity Portfolio	AVIP BlackRock Advantage International Equity Portfolio
ON BlackRock Advantage Large Cap Core Portfolio	AVIP BlackRock Advantage Large Cap Core Portfolio
ON BlackRock Advantage Large Cap Value Portfolio	AVIP BlackRock Advantage Large Cap Value Portfolio
ON BlackRock Advantage Small Cap Growth Portfolio	AVIP BlackRock Advantage Small Cap Growth Portfolio
ON AB Small Cap Portfolio	AVIP AB Small Cap Portfolio
ON AB Mid Cap Core Portfolio	AVIP AB Mid Cap Core Portfolio
ON S&P 500® Index Portfolio	AVIP S&P 500® Index Portfolio
ON Nasdaq-100® Index Portfolio	AVIP Nasdaq-100® Index Portfolio
ON Federated High Income Bond Portfolio	AVIP Federated High Income Bond Portfolio
ON Fidelity Institutional AM® Equity Growth Portfolio	AVIP Fidelity Institutional AM® Equity Growth Portfolio